====================================================================================================
              As filed with the Securities and Exchange Commission on November 20, 2001

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 1)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          --------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
(Name,  Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                      Joseph F. Mazzella, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
        Transaction Valuation*                                            Amount of Filing Fee
            $4,500,000                                                            $900

* Estimated for purposes of calculating  the amount of the filing fee only.  This amount assumes the purchase of 1,500,000 shares of common stock, par value $.001 per share, at the maximum tender offer price of $3 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing with which the  offsetting  fee was  previously  paid.  Identify the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $900                                 Filing Party:   Issuer
Form or Registration No.:  5-52019                                 Date Filed:     November 5, 2001

[ ] Check the box if the  filing  relates  solely  to  preliminary communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the  following  box if the filing is a final  amendment  reporting  the  results of the tender offer: [ ]

====================================================================================================

         This Amendment No. 1 to Schedule TO amends and  supplements  the Tender Offer  Statement on
Schedule  TO  originally  filed  on  November  5,  2001  relating  to  the  tender  offer  by  Bogen
Communications  International,  Inc., a Delaware  corporation,  to purchase  1,500,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price not greater than $3.00 per share nor less than $2.50 per share, net to the seller in cash,  without interest,  as specified by  shareholders  tendering  their  shares.  Bogen's  offer is made on the terms and  subject to the conditions set forth in the Offer to Purchase,  dated November 5, 2001, and in the related Letter of
Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

ITEMS 1-11.

         On November 20, 2001,  Bogen  issued a press  release and mailed a letter to  stockholders, copies of which are filed as exhibits to this  Amendment No. 1 to Schedule TO,  announcing  that the
Depositary for the tender offer,  Continental Stock Transfer & Trust Company, has moved its offices, and that all deliveries  and mail in connection  with tenders of shares into the offer should now be directed to:  Continental  Stock Transfer & Trust  Company,  Reorganization  Department,  17 Battery
Place, 8th Floor, New York, NY 10004.  Bogen will accept tenders  delivered to the Depositary at its new location through midnight, New York City time, on Tuesday, December 4, 2001, unless the offer is extended.  All  references in the Offer to Purchase and in the Letter of Transmittal to the location of the  Depositary  and to the time through  which shares may be tendered  are  accordingly  amended throughout the Schedule TO.

ITEM 12.    Exhibits

(a)(5)(C)    Letter to Shareholders from the Chief Executive Officer, dated November 20, 2001

(a)(5)(D)    Press Release dated November 20, 2001

                                                 ii

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                         /s/ Jonathan Guss
                                                                         ---------------------------
                                                                         Jonathan Guss
                                                                         Chief Executive Officer
Date:  November 20, 2001

                                                iii

                                            EXHIBIT INDEX

(a)(5)(C)    Letter to Shareholders from the Chief Executive Officer, dated November 20, 2001

(a)(5)(D)    Press Release dated November 20, 2001

                                                                                     EXHIBIT a(5)(C)

                        [BOGEN COMMUNICATIONS INTERNATIONAL, INC. LETTERHEAD]

                                                                                   November 20, 2001

Dear Shareholder:

         Bogen Communications  International,  Inc. would like to notify you that the Depositary for our modified "Dutch Auction" tender offer, Continental Stock Transfer & Trust Company, has moved its offices.  All deliveries and mail in connection  with tenders of shares into the offer should now be directed to:

                             CONTINENTAL STOCK TRANSFER & TRUST COMPANY
                                      REORGANIZATION DEPARTMENT
                                          17 BATTERY PLACE
                                              8TH FLOOR
                                         NEW YORK, NY 10004

         Please be advised that the  EXPIRATION  DATE of our offer is December 4, 2001,  and that we will accept tenders delivered to the Depository at its new location THROUGH MIDNIGHT,  NEW YORK CITY
TIME, ON TUESDAY, DECEMBER 4, 2001, unless we extend the offer.

         The terms and  conditions  of the  tender  offer  are  explained  in detail in the offer to purchase and the related  letter of transmittal  previously  mailed to you. We encourage you to read those  materials  carefully  before  making any  decision  with  respect to the  tender  offer.  The instructions on how to tender shares are also explained in detail in the materials previously mailed to you.

         If you have any questions  regarding the tender offer or need  assistance in tendering your shares,  or would like to request  another copy of the offer to purchase  and the related  letter of transmittal, please contact MacKenzie Partners, Inc., the information agent for the tender offer, at
(212) 929-5500 or (800) 322-2885.

                                                                            Sincerely,

                                                                            /s/ Jonathan Guss
                                                                            ------------------------
                                                                            Jonathan Guss
                                                                            Chief Executive Officer

                                                                                     EXHIBIT a(5)(D)

                                        FOR IMMEDIATE RELEASE
                                        ---------------------

                              BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                  ANNOUNCES NEW DEPOSITARY LOCATION
                        FOR TENDERS OF SHARES INTO DUTCH AUCTION TENDER OFFER

         RAMSEY, NEW JERSEY, November 20, 2001 - Bogen Communications  International,  Inc. (Nasdaq:
BOGN)  announced  today the new Depository  address for its modified  "Dutch  Auction"  tender offer resulting from the relocation of Continental Stock Transfer & Trust Company. All deliveries and mail in  connection  with tenders of shares into the offer should now be directed to:  Continental  Stock
Transfer & Trust  Company,  Reorganization  Department,  17 Battery Place,  8th Floor,  New York, NY
10004.  Bogen  announced  that tenders of shares will be accepted at the  Depositary's  new location through midnight, New York City time, on Tuesday, December 4, 2001, unless the offer is extended.

         Bogen  commenced  its  previously  announced  modified  "Dutch  Auction"  tender  offer for
1,500,000  shares of its  common  stock at a price per share of $2.50 - $3.00 on  November  5, 2001.
Under the tender offer, shareholders have the opportunity to tender some or all of their shares at a price within the $2.50 to $3.00 price range.  Based on the number of shares  tendered and the prices specified by the tendering shareholders,  Bogen will determine the lowest per share price within the range that will enable it to buy 1,500,000 shares, or such lesser number of shares that are properly tendered.  If holders of more than  1,500,000  shares  properly  tender their shares at or below the determined  price per share,  Bogen will purchase shares tendered by the holders,  at the determined price per share, on a pro rata basis.  Shareholders  whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest,  after the expiration of the offer period.  The offer is not contingent upon any minimum number of shares being tendered.  The offer is subject to a number of other terms and  conditions  specified in the offer to purchase that is being distributed to shareholders.

         This press  release is for  informational  purposes  only and is not an offer to buy or the solicitation of an offer to sell any shares of Bogen common stock. The offer is being made solely by the Offer to Purchase and the related  Letter of  Transmittal.  INVESTORS  ARE URGED TO READ BOGEN'S
TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SECURITIES AND EXCHANGE  COMMISSION (THE "SEC")
IN  CONNECTION  WITH THE TENDER  OFFER,  WHICH  INCLUDES AS EXHIBITS  THE OFFER TO PURCHASE  AND THE
RELATED LETTER OF  TRANSMITTAL,  AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE STATEMENT WHEN THEY
BECOME AVAILABLE,  BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  EACH OF THESE DOCUMENTS HAS BEEN OR
WILL BE FILED WITH THE SEC, AND INVESTORS MAY OBTAIN THEM FOR FREE FROM THE SEC AT THE SEC'S WEBSITE
(WWW.SEC.GOV)  OR FROM MACKENZIE  PARTNERS,  INC., THE  INFORMATION  AGENT FOR THE TENDER OFFER,  BY
DIRECTING SUCH REQUEST TO: MACKENZIE  PARTNERS,  INC., 156 FIFTH AVENUE,  NEW YORK, NEW YORK, 10005,
TELEPHONE (212) 929-5500 OR (800) 322-2885.

                                               (more)
Bogen News Release                                                                            Page 2
November 20, 2001

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

         Except for historical  information  contained  herein,  the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties.  Certain factors may result in the delay, modification or termination of Bogen's self-tender offer, including general
market  conditions,  new  technological  developments,   competition,   potential  acquisitions  and
divestitures,   implementation  or  termination  of  strategic  initiatives  or  transactions,   the
availability  of  financing  alternatives,  events that cause any  condition  of the offer to not be satisfied and other risks.  Certain of these risks,  factors and other  considerations  are detailed from time to time in Bogen's  reports on file at the Securities and Exchange  Commission,  including
Bogen's Form 10-K for the fiscal year ended  December 31, 2000 and Forms 10-Q for the quarters ended
June 30, 2001 and September 30, 2001. The Company disclaims any intention or obligation to update or revise any  forward-looking  statements,  whether as a result of new  information,  future events or otherwise.

Contact:
BOGEN COMMUNICATIONS INTERNATIONAL, INC.
Maureen Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:
MCKENZIE PARTNERS, INC.
Grace M. Protos, Senior Vice President.
(212) 929-5500